UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SPIRIT AIRLINES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

848577102

(CUSIP Number)

Anthony J. Richmond Robert W. Phillips Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848577102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Indigo Florida L.P. (I.R.S. Identification No. 98-0531276)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,266,193
	8.	Shared Voting Power
	9.	Sole Dispositive Power 11,266,193
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,266,193
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.5%†
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 848577102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Long Bar Miramar LLC (I.R.S. Identification No. 90-0339695)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 804,727
	8.	Shared Voting Power
	9.	Sole Dispositive Power 804,727
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 804,727
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%†
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 848577102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William A. Franke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,070,920**
	8.	Shared Voting Power
	9.	Sole Dispositive Power 12,070,920**
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,070,920**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6%†
14.	Type of Reporting Person (See Instructions) IN

**	Solely in Mr. Franke’s capacity as the manager of the entity that ultimately controls the general partner of Indigo Florida L.P. and manager of an LLC that is the manager of Long Bar Miramar LLC. Mr. Franke disclaims beneficial ownership of the Shares owned by the Indigo Florida L.P. and Long Bar Miramar LLC except to the extent of any pecuniary interest therein, and disclaims membership in a “group” with Indigo Florida L.P. and Long Bar Miramar LLC.

†	This percentage assumes that all outstanding shares of common stock, $0.0001 par value per share (each a “Share” and collectively, the “Shares”) of the Issuer are voting Shares. As of January 6, 2012 there were 10,576,180 non-voting Shares outstanding, which may be converted one-for-one for voting Shares of the Issuer in compliance with the Issuer’s Amended and Restated Certificate of Incorporation, dated June 1, 2011. If the outstanding, non-voting Shares are excluded, this percentage would be slightly higher.

Item 1.	Security and Issuer

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed on June 13, 2011, as amended by Amendment No. 1 to the Schedule 13D filed on December 7, 2011 (the “Amended Schedule 13D” and, as supplemented and amended by this Amendment, the “Schedule 13D”) with respect to the Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Amended Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Amended Schedule 13D is hereby amended and supplemented by deleting paragraphs (a) and (c) in their entirety and replacing them with the following.

(a) This statement is filed by (i) Indigo Florida L.P., a Cayman Islands exempt limited partnership (“Indigo Florida”), (ii) Long Bar Miramar LLC, a Delaware limited liability company (“Long Bar Miramar”) and (iii) William A. Franke (“Mr. Franke,” and together with Long Bar Miramar and Indigo Florida, the “Reporting Persons”). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

(c) Mr. Franke is the Managing Partner of Indigo Partners LLC, a private equity fund focused on investments in the air transportation industry with a principal business address of 2525 E. Camelback Road, Suite 900, Phoenix, Arizona 85016. None of Indigo Florida, Long Bar Miramar and the Related Persons has significant independent business operations and each of them is an investment entity affiliated with and managed by Indigo Partners LLC.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph:

On January 25, 2012, Indigo Florida and Long Bar Miramar sold 2,955,898 and 211,136 Shares, respectively, in the Offering (defined below), as described in Item 5 below.

Item 4.	Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended and supplemented by inserting the following paragraph.

The Reporting Persons are subject to certain restrictions on the transfer of their Shares as described under “Lock-Up Agreement” in Item 6.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby amended and restates Item 5 in its entirety as follows.

(a), (b) To the knowledge of the Reporting Persons, as of January 6, 2012, there are 72,522,541 voting and non-voting Shares issued and outstanding. Indigo Florida and Long Bar Miramar, comprising a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, beneficially own in the aggregate 12,070,920 Shares, comprised of 11,266,193 Shares beneficially owned by Indigo Florida and 804,727 Shares beneficially owned by Long Bar Miramar. Indigo Florida beneficially owns 15.5%† and Long Bar Miramar beneficially owns 1.1%†, of the total outstanding Shares. Indigo Pacific Partners LLC is the sole member of Indigo Pacific Capital LLC, which is the general partner of Indigo Pacific Management LP, which is the general partner of Indigo Florida. Indigo Management LLC is the manager of Long Bar Miramar. Mr. Franke, a member of the Issuer’s board of directors, is a managing member of Indigo Pacific Partners LLC and a manager of Indigo Management LLC and has sole voting and dispositive power over the Shares held by Indigo Florida and Long Bar Miramar. Mr. Franke disclaims beneficial ownership of the Shares owned by Indigo Florida and Long Bar Miramar except to the extent of any pecuniary interest therein, and disclaims membership in a “group” with Indigo Florida and Long Bar Miramar. Nothing herein shall constitute an admission that any of the executive officers and directors of the Reporting Persons beneficially owns any Shares, and the executive officers and directors of the Reporting Persons disclaim beneficial ownership of any Shares except to the extent of any pecuniary interest therein.

In addition, certain of the Oaktree Funds, which previously comprised a “group” with Indigo Florida and Long Bar Miramar as a result of the Stockholders Agreement that was terminated in accordance with its terms as described in Item 6 below, own in the aggregate 13,017,261 Shares. The Oaktree Funds beneficially own in the aggregate approximately 17.95%† of the total outstanding Shares.

The holder of each Share is entitled to one vote with respect to such Share on all matters submitted to a vote of the Issuer’s stockholders, including the election of directors.

(c) On January 25, 2012, Indigo Florida and Long Bar Miramar, certain of the Oaktree Funds and certain executive officers of the Issuer sold Shares of the Issuer in a secondary public offering (the “Offering”) pursuant to an effective registration statement on Form S-1 filed on December 6, 2011, as amended on December 22, 2011, January 17, 2012 and January 18, 2012 (the “Registration Statement”). Indigo Florida and Long Bar Miramar sold 2,955,898 and 211,136 Shares, respectively, in the Offering, pursuant to the terms of the Underwriting Agreement described in Item 6 below. Each of the Reporting Persons entered into Lock-Up Agreements (as defined below), as described in Item 6 below. Other than the transactions described above and in Item 3 of the Amended Schedule 13D, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any of the executive officers and directors of the Reporting Persons, has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d) Each of Indigo Florida and Long Bar Miramar is an investment entity ultimately controlled by an entity under the control of Mr. Franke, but in respect of which certain other investors hold passive investment interests. No other person is known to have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons and identified herein with respect to more than 5% of the Shares of the Issuer, except, with respect to Indigo Florida, limited partnership interests in Indigo Pacific Partners, L.P. owned by Havelock Fund Investments Pte. Ltd.

(e) Not applicable.

†

This percentage assumes that all outstanding Shares of the Issuer are voting Shares. As of January 6, 2012 there were 10,576,180 non-voting Shares outstanding, which may be converted one-for-one for voting Shares of the Issuer in compliance with the Issuer’s Amended and Restated Certificate of Incorporation, dated as of June 1, 2011. If the outstanding non-voting Shares are excluded, this percentage would be slightly higher.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Schedule 13D is hereby amended and supplemented by deleting the sections entitled “Registration Statement” and “Stockholder Agreement” in their entirety and adding the following paragraphs.

Fourth Amendment to Second Amended and Restated Investor Rights Agreement

On January 13, 2012, a Fourth Amendment to Second Amended and Restated Investor Rights Agreement was entered into by and among the Issuer, Indigo Florida, Long Bar Miramar, the Oaktree Funds and certain other investors of the Issuer named therein, providing for, among other things, the elimination of restrictions on demand registrations and the re-prioritization of securities to be included in demand registrations.

Underwriting Agreement

On January 19, 2012 Indigo Florida and Long Bar Miramar entered into an underwriting agreement (the “Underwriting Agreement”) with Barclays Capital Inc., Morgan Stanley & Co. LLC, and Citigroup Global Markets Inc., as representatives of the several underwriters (the “Underwriters”), the Issuer and the selling stockholders listed in Schedule I (together with Indigo Florida and Long Bar Miramar, the “Selling Shareholders”) for the sale by the Selling Shareholders of an aggregate of 11,000,000 Shares, and at the election of the Underwriters, up to 1,650,000 additional Shares to cover overallotments.

Lock-Up Agreement

Each of the Reporting Persons has entered into a Lock-Up Agreement with the Underwriters for a period of 60 days from January 19, 2012 (each, a “Lock-Up Agreement”). Pursuant to the Lock-Up Agreements, each of the Reporting Persons will not, without the prior written consent of the Underwriters and subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of any shares of capital stock of the Issuer or any securities convertible into, or exercisable or exchangeable for, such capital stock. A form of the Lock-Up Agreement is attached hereto as Exhibit 8 and incorporated herein by reference.

Stockholders Agreement

The Stockholders Agreement, entered into by Indigo Florida as of June 1, 2011 (the “Stockholders Agreement”), with certain of the Oaktree Funds and the Issuer terminated on January 25, 2012 in accordance with its terms, because Indigo Florida and the Oaktree Funds’ aggregate ownership of the Issuer’s capital stock entitled to vote in the election of the Issuer’s directors fell below a majority of the outstanding capital stock entitled to so vote as a result of the Offering.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Amended Schedule 13D is hereby amended and supplemented by deleting Exhibit 1 in its entirety and adding the following Exhibits.

Exhibit 1:	Joint Filing Agreement, dated January 30, 2012, by and among Long Bar Miramar LLC, Indigo Management LLC, Indigo Florida, L.P., Indigo Pacific Management LP, Indigo Pacific Capital LLC and Indigo Pacific Partners LLC.

Exhibit 8:	Form of Lock-Up Agreement, executed in connection with the Offering, by and among Barclays Capital Inc., Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., and each of Indigo Florida, L.P., Long Bar Miramar LLC and William A. Franke.

Exhibit 9:	Fourth Amendment to Second Amended and Restated Investor Rights Agreement, dated as of January 13, 2012, by and among Spirit Airlines, Inc., Indigo Florida, L.P., Indigo Miramar LLC, OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC, OCM Spirit Holdings III, LLC, OCM Spirit Holdings III-A, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., POF Spirit Foreign Holdings, LLC, and certain other investors, filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K dated January 13, 2012, is hereby incorporated by reference.

Exhibit 10:	Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1, dated January 17, 2012, is hereby incorporated by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 30, 2012	Indigo Florida, L.P.

	By:	Indigo Pacific Management LP, its general partner

	By:	Indigo Pacific Capital LLC, its general partner

	By:	Indigo Pacific Partners LLC, its sole member

	By:	/s/ William A. Franke
	Name:	William A. Franke
	Title:	Managing Member

Date: January 30, 2012	Long Bar Miramar LLC

	By:	Indigo Management LLC, its manager

	By:	/s/ William A. Franke
	Name:	William A. Franke
	Title:	Manager

Date: January 30, 2012	William A. Franke

/s/ William A. Franke